Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.	ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

April 23, 2018

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on April 2, 2018 respecting post-effective amendment number 128 to the registrant’s registration statement under the Investment Company Act of 1940, filed on Form N-1A on February 1, 2018, relating to the Thornburg Capital Management Fund (the “Fund”).

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the next post-effective amendment filed in respect of the Fund. Although I do not reference below certain typographical errors or minor grammatical items referenced by the staff, those items would also be corrected in the next post-effective amendment filed for the Fund.

Prospectus

1.       Principal Investment Strategies. The staff noted that, under normal circumstances, the Fund discloses that it will invest 100% of its net assets in a portfolio of short-term debt obligations. The staff requested that the registrant define the term “short-term” for that purpose. The staff also observed that 96.19% of the Fund’s net assets were invested in investments characterized as “short term investments” at September 30, 2017, according to the schedule of investments in the Fund’s most recent annual report to shareholders.

Response. In view of the staff’s comment, the registrant has determined to clarify the disclosure in two ways. First, the registrant will eliminate the adjective “short-term” from the second paragraph under the heading “Principal Investment Strategies.” Second, the registrant will give more prominence to the last sentence of that paragraph, which reads “[a]lthough the Fund expects to invest principally in obligations which mature in one year or less, there is no limitation on the maturity of any specific security the Fund may purchase,” by making that the second sentence of the paragraph.

With respect to the Fund’s investments at September 30, 2017, the registrant notes that all of the Fund’s net assets that were not invested in short-term investments on that date were invested in cash or cash equivalents. Although the Fund seeks to invest 100% of its net assets in debt obligations under normal market conditions, the Fund may at times hold positions in cash or cash equivalents while the Fund’s advisor seeks to identify investment opportunities, or for other reasons in the advisor’s judgment.

2.       Principal Investment Strategies. The staff noted that, under normal circumstances, the debt obligations held by the Fund will be rated at the time of purchase as investment grade or, if unrated, will be judged to be of comparable quality by the Fund’s advisor. The staff asked whether the Fund could continue to hold a debt obligation whose credit rating was reduced to below investment grade status subsequent to the Fund’s purchase.

Response. The Fund could continue to hold a debt obligation whose credit rating is reduced to below investment grade subsequent to the Fund’s purchase. The decision on whether to continue to hold such an investment is left to the judgment of the Fund’s advisor, who will exercise that judgment based on an evaluation of relevant factors. The registrant notes in that regard that the disclosure under the heading “Credit Risk” refers to the fact that all of the securities owned by the Fund may be subject to being downgraded by ratings agencies, and that this in turn could reduce the value of the Fund’s shares.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

April 23, 2018

3.        Principal Investment Strategies. The staff noted the disclosure indicating that the Fund’s investments may include U.S. and foreign bank obligations, observed that the schedule of investments in the Fund’s most recent annual report to shareholders did not include any bank obligations at September 30, 2017, and asked the registrant to confirm that investments in bank obligations are a principal investment strategy of the Fund, or to revise the disclosure accordingly.

Response. Although the Fund did not hold any U.S. or foreign bank obligations at September 30, 2017, the Fund could make significant investments in such obligations in the future, and therefore believes it is appropriate to continue to include the reference to those obligations in the Fund’s prospectus.

4.       Principal Investment Strategies. The staff noted the disclosure indicating that the Fund’s investments may include mortgage-backed and asset-backed securities, observed that the schedule of investments in the Fund’s most recent annual report to shareholders did not include any mortgage-backed or asset-backed securities at September 30, 2017, and asked the registrant to confirm that investments in mortgage-backed or asset-backed securities are a principal investment strategy of the Fund, or to revise the disclosure accordingly.

Response. Although the Fund did not hold any mortgage-backed or asset-backed securities at September 30, 2017, the Fund could make significant investments in such securities in the future, and therefore believes it is appropriate to continue to include the reference to those securities in the Fund’s prospectus.

5.       Principal Investment Risks. The staff noted the disclosure under the heading “Interest Rate Risk” that decreases in market interest rates may result in prepayments of certain debt obligations held by the Fund. The staff suggested that the registrant consider whether “extension risk” may also be a principal risk of the Fund.

Response. The registrant understands the staff’s reference to “extension risk” to mean the risk that increases in market interest rates may result in fewer prepayments of debt obligations that would otherwise be expected. In response to the staff’s comment, the Fund will add disclosure substantially as follows after the heading “Interest Rate Risk”:

“Conversely, if market interest rates increase, certain debt obligations held by the Fund may be repaid more slowly than anticipated, causing assets of the Fund to remain invested in relatively lower yielding obligations.”

6.       Principal Investment Risks. The staff suggested that the disclosure under the heading “Structured Products Risk” be revised to describe more specifically the types of structured products that the Fund may own and the principal risks associated with those particular products. The staff suggested in that regard that mortgage-back and asset-backed securities, and the risks attendant thereto, should be specifically disclosed. The staff also noted that investments in non-agency (a.k.a., “private label”) mortgage-backed securities may in some instances involve different risks than investments in agency mortgage-backed securities, and the staff asked the registrant to state in its written response whether the Fund may invest in private label mortgage-backed securities as a principal investment strategy, and the percentage of the Fund’s net assets that are invested in those securities.

Response. Currently, the only structured products that may constitute a principal investment strategy of the Fund are investments in mortgage-backed securities and asset-backed securities. The registrant will accordingly replace the heading “Structured Products Risk” with the heading “Risks of Investments in Mortgage- and Asset-Backed Securities,” and will revise the disclosure following that heading to read substantially as follows:

“Mortgage-backed and asset-backed securities are backed by, or represent interests in, an underlying pool of assets. Investments by the Fund in those securities involve the risks associated with the underlying assets (e.g., the risk of default by mortgagors), and may also involve different or greater risks, including the risk that distributions from the underlying assets will be inadequate to make interest or other payments to the Fund, the risk that the issuer of the securities will fail to administer the underlying assets properly or become insolvent, and the risk that the securities will be less liquid than other Fund investments.”

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys and Counselors at Law

Kimberly Browning

April 23, 2018

In response to the staff’s question about private label mortgage-backed securities, the registrant confirms that the Fund does not currently intend to invest in private label mortgage-backed securities as a principal investment strategy. The registrant also notes that the Fund had no investments in those securities as of the date of this letter.

7.       “Pricing of Fund Shares.” The staff noted that the registrant had revised certain disclosures in this section of the prospectus and asked the registrant to review those disclosures and confirm that they meet the requirements of Item 11 of Form N-1A. In that regard, the staff asked the registrant to review specifically Item 11(a)(2) of Form N-1A and instruction 2 to Item 11, and to revise the disclosures if necessary to satisfy those disclosure requirements. The staff noted the disclosure indicating that shares are priced at the net asset value (“NAV”) next determined after an investor’s order is received “in proper form,” and requested that the registrant clarify what is meant by the term “in proper form.” The staff also noted the disclosure indicating that an alternative pricing method may be used for a Fund’s investment if a valuation from an approved pricing service is believed to merit review “for significant reasons,” and suggested that the registrant clarify what types of “significant reasons” would merit such review.

Response. The registrant has reviewed the disclosures under the heading “Pricing of Fund Shares” in response to the staff’s comments. While the registrant believes that those disclosures meet the requirements of Item 11 of Form N-1A, the registrant will make some clarifying revisions to those disclosures, as described below.

Item 11(a)(2) of Form N-1A requires a registrant to describe when calculations of the registrant’s NAV are made, and to explain that the price at which a purchase or redemption of the registrant’s shares is effected is based on the next NAV calculation after the order is placed. The registrant believes that the Fund’s disclosures meet this requirement because those disclosures state that the Fund normally calculates its NAV as of the close of business of the New York Stock Exchange, which is usually 4:00 p.m Eastern Time, and that purchases and redemptions are priced at the NAV next determined after the investor’s order is received in proper form. Purchase and redemption orders are submitted to the Fund’s transfer agent, and the phrase “in proper form” is merely intended to signal that a trade could be rejected if it is not submitted in the manner required by the transfer agent. To clarify this topic, the registrant will revise the last sentence under the heading “Pricing of Fund Shares” to state that shares are priced at the NAV next determined after receipt of an order in proper form “by the Fund’s transfer agent.”

Instruction 2 to Item 11 of Form N-1A states that, if a fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the fund does not price its shares, then the fund should disclose that the net asset value of the fund’s shares may change on days when shareholders will not be able to purchase or redeem the fund’s shares. The Fund’s holdings will generally consist of debt obligations, which are not exchange-listed and which instead have a primary market over the counter, and accordingly this instruction is not currently applicable to the Fund. To clarify this topic, the registrant will revise the second sentence of the second paragraph under the heading “Pricing of Fund Shares” to read substantially as follows:

“Debt obligations held by the Fund have a primary market over the counter and are valued by an independent pricing service approved by the Trustees of the Trust. Commercial paper with a remaining maturity of 60 days or less is valued by Thornburg at amortized cost, subject to regular confirmation through the use of valuations obtained from the Fund’s custodian or an independent pricing service.”

Regarding the staff’s question about what types of events constitute “significant reasons” that might merit the use of an alternative pricing method for a given security, the valuation and pricing committee of the Fund’s advisor is authorized by the Trust’s Portfolio Pricing and Valuation Policy and Procedures to use an alternative pricing method for a debt obligation if the valuation obtained from an independent pricing service is determined to be stale, does not reflect material factors affecting the valuation of the investment, is significantly different than the value the Fund is likely to obtain if it sought a bid for the investment, or is otherwise believed to be unreliable. The specific practices and techniques that the valuation and pricing committee may use in determining an alternative price are approved by the Trust’s Audit Committee. The registrant does not believe that additional detailed disclosures on that topic are necessary or helpful to include in the Fund’s prospectus, and notes in that regard that Item 11 of Form N-1A requires only a “brief explanation” of the circumstances under which the Fund may use fair value pricing.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys and Counselors at Law

Kimberly Browning

April 23, 2018

Statement of Additional Information

8.       Investment Policies. The staff noted a potential typographical error in the second paragraph under the heading “Investment Policies,” and asked the registrant to review that paragraph and make corrections to the paragraph as needed.

Response. We reviewed the referenced disclosure and did not identify any typographical errors or other corrections that we believe need to be made.

9.       Tender Option Bonds. The staff observed that the schedule of investments in the Fund’s most recent annual report to shareholders did not appear to include any tender option bonds at September 30, 2017, and asked the registrant to confirm whether tender option bonds are a potential investment strategy of the Fund. If the Fund may invest in tender option bonds, the staff requested that the registrant confirm in its response letter whether the Fund would segregate assets in accordance with Investment Management Staff Issues of Interest dated March 29, 2012, “Funds Using Tender Option Bond (TOB) Financings” or, if not, how the Fund otherwise intends to satisfy that guidance.

Response. The registrant does not currently expect that the Fund will make any investments in tender option bonds and will therefore remove the disclosure about tender option bonds from the Fund’s statement of additional information.

Other Matters

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys and Counselors at Law